United States securities and exchange commission logo





                          August 30, 2021

       Michael B. Jebsen
       President and Chief Financial Officer
       Tenax Therapeutics, Inc.
       ONE Copley Parkway, Suite 490
       Morrisville, NC 27560

                                                        Re: Tenax Therapeutics,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed August 20,
2021
                                                            File No. 333-258981

       Dear Mr. Jebsen:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Gary
Guttenberg at 202-551-6477 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Margaret Rosenfeld,
Esq.